ANDREW M. JOHNSON	DIRECT DIAL: +1 803.326.4003
VICE PRESIDENT, GENERAL COUNSEL
AND SECRETARY
333 Three D Systems Circle
Rock Hill, SC 29730

May 23, 2014

VIA UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Stephen Krikorian

Re:	3D Systems Corporation

Form 10-K for the fiscal year ended December 31, 2013

Filed February 28, 2014

File No. 001-34220

Gentlemen:

On behalf of 3D Systems Corporation (the “Company”), I hereby respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced filing set forth in its comment letter dated May 13, 2014 (the “Comment Letter”).

In connection with its response, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For convenience of reference, I have set forth below the text of the comment in the Comment Letter in bold, italicized text before the response to the comment. In addition, I have conformed the section heading and paragraph numbers to those in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of 2013 Financial Results, page 30

1.	We note from your disclosure that you calculate organic growth by comparing last year’s total revenue to this year’s total revenue, excluding the revenue of all acquired businesses that you have owned for less than twelve months. Please tell us whether your organic growth includes any re-branded products from acquired businesses that you have owned for less than twelve months. As part of your response, please quantify the amount of revenues from businesses acquired in fiscal 2013 that are excluded from your calculation of organic growth and tell us your consideration of disclosing the amount of revenues from acquired businesses for each period presented.

In 2013, we rebranded products from acquired companies that we owned less than twelve months, but revenue related to those products was considered acquired revenue. We did not include any re-branded products from acquisitions that we owned for less than twelve months in our organic growth.

For the year ended December 31, 2013, the amount of revenues from businesses acquired in 2013 that are excluded from our organic growth calculation totals $43.6 million. In consideration of disclosing revenues from acquired businesses, no acquisitions made in the fiscal year 2013 were material, individually or in the aggregate. Going forward, if the total revenue from companies acquired in the current year is material, we will disclose the aggregate revenue of companies acquired in the current year.

* * * * * *

We deeply appreciate the Staff’s availability by phone to further assist the Company and trust that the foregoing adequately responds to the comments.

Please do not hesitate to contact me at (803) 326-4003 if you have any questions regarding our responses. We would welcome the opportunity to discuss this matter if not addressed to your satisfaction above with appropriate persons on the Staff with the objective of resolving any remaining open concerns of the Staff.

Very truly yours,

/s/ Andrew M. Johnson

Andrew M. Johnson
Vice President, General Counsel and Secretary

cc:	Abraham N. Reichental

Damon J. Gregoire